Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

September 11, 2023

UBS AG,
Bahnhofstrasse 45,
CH-8001 Zurich,
Switzerland.

Ladies and Gentlemen:

We have acted as United Kingdom tax counsel to UBS AG (the “Company”) in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of $1,000,000,000 aggregate principal amount of 5.800% Notes due 2025, $1,500,000,000 aggregate principal amount of 5.650% Notes due 2028 and $500,000,000 Floating Rate Notes due 2025 issued by the Company, acting through its London branch, pursuant to a Registration Statement on Form F-3 (File No: 333-263376) (the “Registration Statement”).

We hereby confirm to you that the discussion set forth in the Registration Statement under the caption “U.K. Taxation Considerations” is accurate in all material respects as a summary as described in that section, subject to the limitations noted therein.

Our opinion is based on United Kingdom (“UK”) tax law and the published practice of HM Revenue & Customs as at the date hereof. We do not undertake to advise you of any changes in such law and practice after the date hereof unless specifically instructed to do so. We express no opinion as to tax laws, regulations or practice in any jurisdiction other than the UK.

We hereby consent to the use of our name and the filing of this letter as an exhibit to a Form 6-K to be incorporated by reference into the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP